Mail Stop 6010

October 14, 2005


Robert E. Bettger
Director
Advanced BioEnergy, LLC
910 9th Street
Fairmont, Nebraska 68354

Re:	Advanced BioEnergy, LLC
	Amendment No. 2 to Registration Statement on Form SB-2
      Filed September 30, 2005
	Registration No. 333-125335

Dear Mr. Bettger:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Estimated Use of Proceeds, page 35

1. Please explain what you mean by DDGS.

Certain Relationships and Related Transactions, page 69

2. We note your response to our prior comment 15. With regard to the units issued and sold to Messrs. Stephenson, Holmes and Porter, who have been directors since your inception, please tell us how those directors were not related parties at the time their respective units were issued. For example, if they were not related parties at the time of those sales, please tell us who authorized and approved such sales. For the issuances of the shares to your other directors, please tell us what understandings you had with such directors at the time your units were sold to those directors and whether those directors would be considered related parties at the time of such sales by virtue of their being a "nominee for election as a director" as contemplated by Item 404(a)(2) of Regulation S-B.

3. Please disclose the terms of your arrangements with Timberwood
Bank.

Plan of Distribution, page 70

4. Please expand your response to the third bullet point in comment
18 to clarify how you would use the representations as a defense in an action brought under the federal securities laws. Also clarify how your assertion of such a defense would be appropriate given section 14 of the Securities Act.

5. Please expand your response to prior comment 21 to provide us a substantive legal and factual analysis of how each person who is distribution participant satisfies the exemption given Rule 3a4-
1(a)(4)(ii)(C).

Summary of Promotional and Sales Material, page 76

6. We note your responses to prior comments 24 and 25. Please provide us with (1) screenshots of all Internet pages to be used in connection with the distribution and (2) copies of the materials that you have mentioned in those responses. Also provide us copies of all advertisements you intend to use. We may have further comment upon our review.

Loss of Membership Rights, page 77

7. In the second paragraph you state that membership rights can be terminated by transfer of units. In the third paragraph you state that investors whose membership rights have been terminated continue to share in profits, losses and distributions. Please clarify why an investor who has transferred its rights is still entitled to continue to share in profits, losses and distributions.

8. Please clarify how you may admit a "substitute member." May you admit such a substitute without the original member`s consent?

Part II of Registration Statement

9. Please file the Phase I and Phase II Engineering Services
Agreement that you have entered into with Fagen, Inc. as an exhibit to your registration statement.

Exhibit 4.2

10. We note your response to prior comment 35. However, we continue to believe that it is inappropriate to require investors to certify that they have read the prospectus or otherwise taken action which implies that they have waived rights under the federal securities laws. Please revise the subscription agreement accordingly.

Exhibit 8.1

11. Please file updated exhibits 5.1 and 8.1 without blanks in the text.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Enunwaonye at (202) 551-3645 or Gary Todd, Review Accountant, at (202) 551-3605, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3617 with any other questions.


      Sincerely,



							Russell Mancuso
							Branch Chief


cc:	William E. Hanigan, Esq.
	Miranda L. Hughes, Esq.
??

??

??

??

Robert E. Bettger
Advanced BioEnergy, LLC
October 14, 2005
Page 3